CBP-307 Top-line Phase 2 Results in Ulcerative Colitis Exhibit 99.2

Forward-Looking Statements This presentation regarding Connect Biopharma Holdings Limited ("Connect," "we," "us" or "our") has been prepared solely for informational purposes. Certain information contained in this presentation relates to, or is based on, studies, publications, surveys and other data obtained from third-party sources and Connect’s own internal estimates, research and analyses. While we believe these third-party sources to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, all of the data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while we believe our own internal research or analysis is reliable, such research or analysis has not been verified by any independent source. This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this presentation, including statements regarding the Company’s plans to advance the development of its product candidates, the potential of such product candidates, including to achieve any benefit or profile, trends within the ulcerative colitis population, and partnerships for CBP-307, are forward-looking statements. Forward-looking statements can be identified by words such as: "may," "could," "will," "would," "should," "expect," "plan," "anticipate," "believe," "estimate," "intend," "predict," "seek," "contemplate," “look forward,” "potential," "continue" or "project" or the negative of these terms or other comparable terminology . The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are inherently subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control, including, among other things: the ability of our clinical trials to demonstrate safety and efficacy of our product candidates, and other positive results; our ability to obtain and maintain regulatory approval of our product candidates; existing regulations and regulatory developments in the United States, the PRC, Europe and other jurisdictions; uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations; risks associated with the COVID-19 outbreak, which has and may continue to materially and adversely impact our business, preclinical studies and clinical trials; our plans and ability to obtain, maintain, protect and enforce our intellectual property rights and our proprietary technologies, including extensions of existing patent terms where available; our continued reliance on third parties to conduct additional clinical trials of our product candidates, and for the manufacture of our product candidates for preclinical studies and clinical trials; and the degree of market acceptance of our product candidates by physicians, patients, healthcare payors and others in the medical community. These risks are not exhaustive. The inclusion of forward-looking statements should not be regarded as a representation by Connect that any of its expectations, projections or plans will be achieved. Actual results may differ from those expectations, projections or plans due to the risks and uncertainties inherent in Connect’s business and other risks described in the Company's filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. New risk factors emerge from time to time and it is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this presentation. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this presentation, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. We have not conducted a head-to-head study of CBP-307 versus etrasimod or ozanimod. Comparisons of CBP-307 to etrasimod and ozanimod contained herein are based on analysis of data from separate studies. Such data may not be directly comparable due to differences in study protocols, conditions and patient populations. Accordingly, cross-trial comparisons may not be reliable predictors of the relative efficacy or safety of CBP-307 compared to etrasimod or ozanimod. The potential benefits of CBP-307 does not imply an expectation of regulatory approval which is solely within the authority of the FDA (or applicable foreign regulator).

# Ulcerative Colitis (UC)

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**Large opportunity where high unmet need remains despite treatment advances**

## An autoimmune disease that causes inflammation and ulceration of the inner lining of the colon and rectum (the large bowel)



### Current Treatment Limitations

- Efficacy
  - Less than half of patients achieve long-term remission, and many drugs lose the initial efficacy response [1]
  - Maximal clinical remission may require up to one year of treatment
- Safety concerns with many treatment options
- Biologics can have complicated administration regimens

### Key Unmet Needs

1. Improved efficacy
2. Faster onset of efficacy
3. Reduced adverse events
4. Oral therapies

**3 M**
IBD patients in the US in 2015 [2]

**6.8 M**
IBD patients worldwide in 2017 [3]

**Majority**
of IBD patients in the US had UC [4]

1. Ulcerative Colitis. Nature Reviews. Disease Primers. 2020. 6:74. https://doi.org/10.1038/s41572-020-0205-x
2. Inflammatory Bowel Disease Prevalence (IBD) in the United States. Centre for Disease Control (CDC). August 2020. https://www.cdc.gov/ibd/data-statistics.htm
3. GBD 2017 Inflammatory Bowel Disease Collaborators. Lancet Gastroenterol Hepatol 2020; 5: 17–30. DOI: https://doi.org/10.1016/S2468-1253(19)30333-4
4. Betteridge, J. et al. Inflamm Bowel Dis 2013;19:1421–1427. https://academic.oup.com/ibdjournal/article/19/7/1421/4604306

CONNECT BIOPHARMA

CBP-307: Potential for Differentiation CBP-307 has molecular design features that offer potential for differentiation Next-generation S1P1 modulators that are approved or have demonstrated positive proof-of-concept* in T-cell driven diseases include ozanimod (MS, IBD) and etrasimod (AD, UC) CBP-307 has molecular design features that offer potential for differentiation High Potency & Selectivity Designed to be the most potent modulator of sphingosine 1-phosphate receptor 1 (S1P1) No notable activity observed for S1P3, a receptor subtype associated with known safety concerns Substantially lower potency for S1P4 and S1P5 than S1P1 observed *Efficacy demonstrated in Phase 2. Second-generation S1P1 modulators more selective for S1P1 versus other S1P receptors compared with first-generation S1P1 modulator fingolimod. MS, multiple sclerosis; IBD, inflammatory bowel disease; AD , atopic dermatitis; UC, ulcerative colitis

# CBP-307CN002 Trial: Phase 2 Study Design in Moderate-to-Severe UC

5

## Primary and all secondary endpoints were assessed at Week 12 in the induction phase

### A Randomized, Double-blind, Placebo Controlled Trial to Evaluate the Efficacy and Safety of CBP-307 in Patients With Moderate to Severe Ulcerative Colitis (UC)[1]

- Primary endpoint: Change from baseline in modified/adapted Mayo Score at Week 12 in 0.2 mg CBP-307 group versus placebo


STAGE 1
INDUCTION PHASE (12-WEEK)
STAGE 2
MAINTENANCE PHASE (36-WEEK, DOUBLE BLIND)
Screen
Randomized (n=145 1:1:1)*
CBP-307 (n=53) 0.2 mg PO QD*
CBP-307 (n=39)* 0.1 mg PO QD
Placebo (n=53)
Response Assessed
Responders
CBP-307 0.2 mg PO QD
CBP-307 0.1 mg PO QD
Placebo
Safety Follow-up
Study End
Non-responders at week 12, receive Open-Label CBP-307, 0.2mg, QD, PO
Baseline
Week 12
Week 24***
Week 48
Week 52

Select Eligibility Criteria[1]

- 8–75 years old with UC, clinically and endoscopically diagnosed ≥3 months before screening, corroborated by a histopathology report
- An adapted Mayo score of 4–9, with an endoscopic subscore of ≥2
- UC extending to the rectum, with ≥15 cm involvement on endoscopy

PO, by mouth.; QD, once daily; UC, ulcerative colitis

*For subjects in the group of CBP-307 0.2 mg once daily, a dose of 0.05 mg CBP-307 was given from day1 to day 4; then, a dose of 0.1 mg CBP-307 was given for later 3 days; from day 8, a target dose (0.2 mg) was administered

**Study amended to modify randomization from 1:1:1 to 1:1 to focus patient enrolment for the 0.2 mg PO QD and placebo groups resulting n=39 patients allocated to the 0.1 mg PO QD group

***Responders at Week 12 without clinical response at Week 24 are withdrawn from treatment

1. (NCT04700449) - https://clinicaltrials.gov/ct2/show/NCT04700449

CONNECT BIOPHARMA

Demographics & Characteristics CBP-307 0.1 mg PO QD (n=39) CBP-307 0.2 mg PO QD (n=53) Placebo (n=53) Mean age, years (SD) 42.9 (13.4) 42.1 (10.7) 42.2 (9.9) Female, n (%) 14 (35.9) 20 (37.7) 20 (37.7) Race, n (%) White Asian Black/African American Not reported 0 39 (100.0) 0 0 5 (9.4) 48 (90.6) 0 0 4 (7.5) 46 (86.8) 1 (1.9) 2 (3.8) Mean BMI, kg/m2 (SD) 21.4 (2.8) 22.6 (3.4) 23.1 (4.5) Mean UC diagnosis, years, (SD) 5.0 (4.3) 5.6 (5.7) 5.9 (6.1) Location/extent of UC, n (%) Proctosigmoiditis Left sided colitis Extensive colitis Pancolitis Other 4 (10.3) 9 (23.1) 11 (28.2) 5 (12.8) 4 (10.3) 11 (20.8) 7 (13.2)  7 (13.2) 6 (11.3) 3 (5.7) 9 (17.0) 8 (15.1) 7 (13.2) 8 (15.1) 7 (13.2) Mean adapted Mayo score (SD) 5.95 (1.5) 5.91 (1.3) 5.97 (1.2) Mean complete Mayo score (SD) 8.11 (1.6) 8.10 (1.5) 8.16 (1.3) Failed TNF treatment, n (%) 1 (2.6) 2 (3.8) 2 (3.8) Baseline demographics and characteristics were generally well balanced across the treatment arms CBP-307CN002 Trial - Baseline Demographics and Disease Characteristics All Randomized Set BMI, body mass index; SD, standard deviation; TNF, tumour necrosis factor; UC ulcerative colitis

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# CBP-307CN002 Trial - Primary and Secondary Efficacy Endpoints

Change from baseline in Adapted and Complete Mayo score at W12 compared between CBP-307 0.2 mg PO QD and placebo

**CBP-307 demonstrated a numerical, non-significant difference vs. placebo on primary efficacy endpoint**



Primary Efficacy Endpoint
Change in adapted Mayo score at Week 12 (FAS, MI)
LS mean change
0
-1
-2
-3
-4
-5
-2.65
-2.01
Δ = -0.64 (p = 0.103)
Secondary Efficacy Endpoint
Change in complete Mayo score at Week 12 (FAS, MI)
LS mean change
0
-1
-2
-3
-4
-5
-3.67
-2.74
Δ = -0.93 (p = 0.05)
CBP-307 0.2mg QD PO (n=48)
Placebo (n=44)

FAS, full analysis set; MI, multiple imputation; PO, by mouth; QD, once daily.
Placebo-adjusted data is the difference in score between CBP-307 and placebo.

CONNECT BIOPHARMA

8

# CBP-307CN002 Trial – Secondary Efficacy Endpoints at Week 12

Clinical Remission based on Adapted and Complete Mayo scores

**Proportion of patients achieving Clinical Remission for CBP-307 0.2 mg PO QD was significantly greater than placebo**

Clinical remission rate at Week 12 (FAS, NRI) based on **adapted Mayo**


100%
80%
60%
40%
20%
0%
Patients (%)
Δ = 18.7% (p = 0.016)
Δ = 3.5% (p = 0.601)
28.3%
12.8%
9.6%

Clinical remission rate at Week 12 (FAS, NRI) based on **complete Mayo**


100%
80%
60%
40%
20%
0%
Patients (%)
Δ = 13.1% (p = 0.044)
Δ = 4.8% (p = 0.397)
18.9%
10.3%
5.8%

- CBP-307 0.2mg QD PO (N=53)
- CBP-307 0.1mg QD PO (N=39)
- Placebo (N=52)

*Clinical Remission by adapted Mayo score (defined as a rectal bleeding subscore = 0 and stool frequency sub score ≤ 1, with an Endoscopy subscore ≤ 1 [excluding friability])*

*Clinical Remission by complete Mayo score (defined as a total Mayo score of ≤ 2 points with no individual subscore > 1 point)*

FAS, full analysis set; NRI, non-responder imputation; PO, by mouth; QD, once daily.
Adapted Mayo scores exclude PGA (Physician's Global Assessment) score

# CBP-307CN002 Trial - Secondary Efficacy Endpoints at Week 12

Clinical Response based on Adapted and Complete Mayo scores

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**Clinical Response was numerically or significantly greater than placebo based on Adapted or Complete Mayo, respectively**

Clinical Response rate at Week 12 (FAS, NRI) based on **adapted Mayo** numerically (but not significantly) greater than placebo


Δ = 18.2% (p = 0.064)
Δ = -2.8% (p = 0.784)
100%
80%
60%
40%
20%
0%
Patients (%)
54.7%
33.3%
36.5%

Clinical Response rate at Week 12 (FAS, NRI) based on **complete Mayo** was significantly greater than placebo


Δ = 22.1% (p = 0.023)
Δ = 3.0% (p = 0.760)
100%
80%
60%
40%
20%
0%
Patients (%)
52.8%
33.3%
30.8%
CBP-307 0.2mg QD PO (N=53)
CBP-307 0.1mg QD PO (N=39)
Placebo (N=52)

*Clinical Response by adapted Mayo score (decrease of ≥ 2 points and at least 30% from baseline, accompanied with a decrease of ≥ 1 point from baseline in the rectal bleeding subscore or an absolute rectal bleeding subscore of ≤1)*

*Clinical response by complete Mayo score (decrease of ≥ 3 points and at least 30% from baseline, accompanied with a decrease of ≥ 1 point from baseline in the rectal bleeding subscore or an absolute rectal bleeding subscore of ≤ 1)*

FAS, full analysis set; NRI, non-responder imputation; PO, by mouth; QD, once daily.
Adapted Mayo scores exclude PGA score

CONNECT BIOPHARMA

10

# CBP-307CN002 - Secondary Endpoints

## Clinical Remission rate based on Adapted and Complete Mayo score

**Not head-to-head trial results. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials**


Phase 2 CBP-307 (FAS, NRI), Phase 2 Etrasimod[1] (ITT, MI) and Phase 3 Ozanimod[2]
Clinical Remission rate based on adapted Mayo score
Week 12*
Week 12**
Week 10*
Patients (%)
100
80
60
40
20
0
CBP-307 0.2 mg PO QD (N=53)
CBP-307 0.1 mg PO QD (N=39)
Placebo (N=52)
Etrasimod 2.0 mg (n=50)
Etrasimod 1.0 mg (n=52)
Placebo (n=54)
Ozanimod 1.0 mg (n=429)
Placebo (n=216)
Δ = 18.7% (p = 0.016)
Δ = 3.5% (p = 0.601)
Δ = 25.8% (p < 0.001)
Δ = 7.1% (p = 0.14)
Δ = 12.4% (p < 0.001)
28.3
12.8
9.6
33.0
16.0
8.1
18.4
6.0
* Rectal bleeding (RB) = 0; stool frequency (SF) ≤1; endoscopy ≤1
** RB ≤1; SF ≤1, endoscopy ≤1
Phase 2 CBP-307 (FAS, NRI), Etrasimod[1] and Ozanimod[3] (ITT, MI)
Clinical Remission rate based on complete Mayo score
Week 12
Week 12
Week 8
CBP-307 0.2 mg PO QD (N=53)
CBP-307 0.1 mg PO QD (N=39)
Placebo (N=52)
Etrasimod 2.0 mg (n=50)
Placebo (n=54)
Ozanimod 1.0 mg (n=67)
Ozanimod 0.5 mg (n=65)
Placebo (n=65)
Δ = 13.1% (p = 0.044)
Δ = 4.8% (p = 0.397)
Δ = 18.7% (p = 0.004)
Δ = 10.0% (p = 0.048)
Δ = 8.0% (p = 0.14)
18.9
10.3
5.8
24.5
6.0
16.0
14.0
6.0
Total Mayo score of ≤ 2 points with no individual subscore > 1 point)

FAS, full analysis set; ITT, intention-to-treat; MI, multiple imputation; NRI, non-responder imputation; PO, by mouth; QD, once daily

1. Sandborn et al. Gastroenterology. 2020;158:550–561 and Seeking Alpha article ("Arena Jumps On Positive Clinical Trial Results", March 20, 2018) & Arena Pharmaceuticals.
2. Sandborn et al. NEJM 2021;385:1280-91. 3. Sandborn et al. NEJM 2016;374:1754-62

Δ = 18.9% (p < 0.03) Δ = 11.4% (p = 0.13) CBP-307CN002 - Secondary Endpoints Clinical response rate at Week 12, based on Adapted and Complete Mayo * Mayo decrease of ≥2 points and ≥30%, and a decrease of ≥1 in RB or an absolute RB ≤1 ** Mayo decrease of ≥3 points and ≥30%, and a decrease ≥1 in RB or an absolute RB ≤1 Δ = -2.8% (p = 0.784) Δ = 18.2% (p = 0.064) Phase 2 CBP-307 (FAS, NRI) and Etrasimod1 (ITT, MI) Clinical response rate based on adapted Mayo score Ozanimod data not available. Adapted Mayo scores not reported in Phase 2 Δ = 18.9% (p < 0.001) Δ = 7.1% (p = 0.14) Δ = 19.8% (p = 0.02) Δ = 16.9% (p = 0.06) Δ = 3.0% (p = 0.760) Δ = 22.1% (p = 0.023) Phase 2 CBP-307 (FAS, NRI) and Ozanimod2 (ITT, NRI) Clinical response rate based on complete Mayo score Etrasimod data not available. Complete Mayo scores not reported in Phase 2 Week 12* Week 12* Week 12* Week 8** 1. Sandborn et al. Gastroenterology. 2020;158:550–561 and Seeking Alpha article (“Arena Jumps On Positive Clinical Trial Results”, March 20, 2018) & Arena Pharmaceuticals. 2. Sandborn et al. NEJM. 2016;374:1754-62 FAS, full analysis set; ITT, intention-to-treat; MI, multiple imputation; NRI, non-responder imputation; PO, by mouth; QD, once daily Not head-to-head trial results. Differences exist between trial designs and subject characteristics and caution should be exercised when comparing data across trials

CBP-307 reduced the peripheral lymphocyte counts during the 12-week study period CBP-307CN002 Trial - Pharmacodynamic Endpoint Absolute lymphocyte counts (ALC) and percentage change through Week 12 (FAS) Mean values and Percentage changes in Absolute Lymphocyte Count (ALC) 1.0 0.8 0.5 0.2

Overall TEAEs, including drug-related TEAEs and TEAEs of special interest, were more frequent in the CBP-307 groups Most TEAEs were mild and moderate in severity CBP-307 0.2 mg QD showed similar frequencies of SAEs and TEAEs leading to study drug withdrawal as placebo No cases of progressive multifocal leukoencephalopathy and no deaths were reported CBP-307CN002 Trial – Safety Results from 12-week Induction Period Safety Parameter n (%) CBP-307 Phase 2 CBP-307 Phase 2b1 n (%) patients with… CBP-307 0.1 mg PO QD (n=39) CBP-307 0.2 mg PO QD (n=53) Placebo (n=52) Any TEAE 37 (94.9%) 47 (88.7%) 40 (76.9%) Grade 3 or Higher TEAE 10 (25.6%)  4 ( 7.5%)  4 ( 7.7%) Drug-Related TEAE 23 (59.0%) 35 (66.0%) 20 (38.5%) Drug-Related Grade 3 or Higher TEAE 5 (12.8%) 3 (5.7%) 0 (0.0%) Serious TEAE  6 (15.4%)  2 (3.8%)  3 ( 5.8%) Drug-Related Serious TEAE 2 (5.1%) 1 (1.9%) 0 (0.0%) TEAE Leading to study Drug Withdrawal  6 (15.4%)  1 ( 1.9%)  0 ( 0.0%) TEAE Leading to Deaths 0 (0.0%) 0 (0.0%) 0 (0.0%) TEAE of Special Interest 6 (15.4%) 3 (5.7%) 0 (0.0%) TEAE, treatment-emergent adverse event; UC, ulcerative colitis

CBP-307 0.2 mg PO QD decreased disease severity based on adapted Mayo Score after 12 weeks of treatment, although the change did not reach statistical significance CBP-307 0.2 mg PO QD achieved statistical significance on several secondary endpoints including for Clinical Remission Clear dose-dependent and rapid pharmacodynamic changes were observed confirming mechanism of action Overall safety results showed CBP-307 to be generally well tolerated in patients with moderate-to-severe UC CBP-307 has the potential to be a competitive asset for further development and a welcome addition to the Gastroenterologist’s treatment armamentarium to benefit patients with IBD Company intends to seek partnerships for CBP-307 to allow strategic focus on ongoing development plans with CBP-201 (IL4Ra antagonist) Summary CBP-307CN002 Trial – Conclusions from 12 Week Induction Period